Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

May 24, 2007

Eric C. McPhee
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Collexis Holdings, Inc. (fka Technology Holdings, Inc.) Form 10-KSB/A for the fiscal year ended June 30, 2006 Filed March 20, 2007 File No. 333-115444
Dear Mr. McPhee:

We write on behalf of Collexis Holdings, Inc. (fka Technology Holdings, Inc.) (the “Company”) in response to Staff's letter of April 6, 2007 by Daniel L. Gordon, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB/A for the fiscal year ended June 30, 2006 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Annual Report on Form 10-KSB/A (the “Amended 10KSB”). We enclose with this letter a copy of the Second Amended 10-KSB, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the April 6, 2007 Comment Letter.

1.
PLEASE REVISE YOUR STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2006 AND FROM SEPTEMBER 2, 2003 TO JUNE 30, 2006 TO PRESENT SHARES ISSUED FOR EXPENSES AS AN ADJUSTMENT TO RECONCILE NET (LOSS) TO NET CASH (USED) BY OPERATING ACTIVITIES.

In response to this comment, the Company revised the cash flow statements as requested.

Very truly yours,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.